Exhibit 99

October 1, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that Mr. Rahul Shyam Shukla, a Senior Management Personnel of the Bank has tendered his resignation with effect from October 1, 2025 owing to personal reasons and the same has been accepted by the Bank.

The details as required in terms of disclosure under Regulation 30 read with Clauses 7 and 7C of Paragraph A of Part A of Schedule III to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 are enclosed herewith as Annexure I and Annexure II respectively.

The Bank would like to wish him all the best for his future endeavours.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure I

Sr. No.	Particulars	Description

1.	Name of the Senior Management Personnel	Mr. Rahul Shyam Shukla

2.	Reason for change viz. resignation	Resignation for personal reasons.

3.	Date of cessation	October 1, 2025

4.	Brief profile (in case of appointment);	Not Applicable

5.	Disclosure of relationships between directors (in case of appointment of a director).	Not Applicable

6.	Letter of Resignation along with detailed reason for the resignation	Mr. Rahul Shyam Shukla has tendered his resignation for personal reasons. The resignation letter is enclosed as Annexure II.

Annexure II

1st October 2025

Dear Sashi,

Post completion of my sabbatical which I had to take for personal reasons, I have tendered my resignation in the system today, I would like to take this opportunity to thank my seniors and my colleagues for their support over the years.

I have had the opportunity to interact with so many inspiring people in the bank who have painstakingly built this institution brick by brick. I only have respect for my colleagues who have created a successful bank with its sheer size which has no global parallel. The bank gives independence to professionals to paint a canvas as they like but within guardrails. The experiences in agricultural finance, SME banking, microfinance business, etc. has been life changing for me. It is the bank which entrusted me with responsibilities that I didn’t even know I was ready for but it took me to over 350 districts in my travels, learning everyday more about how credit changes people’s lives in a meaningful way. I also learned that credit can be responsibly extended in pretty much all situations in our country, even at the bottom of the pyramid, especially with the support of various central and state government programs and schemes. Expanding our SME footprint to 730 districts and village penetration to over 225,000 villages took us to #1 in SME lending in the country and top 3 in agricultural finance, but it is the bank that gave me the confidence to think at scale. While important for the bank to meet its priority sector obligations, it connected me back to my small-town roots. I am satisfied that I could contribute in my own small way by contributing responsibly to growth which came in at more or less 30% yoy every quarter in commercial and rural banking over 4 years. It is only this institution which provides freedom of expression or else how can growth in businesses led by me over 7 years form approx. 30% of our advances as of 31st March. I remain grateful for the experiences, as an instrument in the overall construct of our bank.

I wish the institution, and my colleagues continued success. A special thank you to my colleague Melissa Vaz whose support was invaluable in making me effective. Also, to the cheerful staff at reception and housekeeping who assisted me in continuing with my work during Covid and also on holidays and weekends.

Very truly yours,

/s/ Rahul Shukla
Rahul Shukla
Group Head